COMERA LIFE SCIENCES HOLDINGS, INC.

12 Gill Street

Suite 4650

Woburn, Massachusetts 01801

March 10, 2022

VIA EDGAR

Alan Campbell

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Comera Life Sciences Holdings, Inc. Registration Statement on Form S-4 (File No. 333-263377)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-263377 filed by Comera Life Sciences Holdings, Inc. (the “Company”) on March 9, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Janeane Ferrari, counsel to the Company, at (212) 407-4209.

Sincerely,

Comera Life Sciences Holdings, Inc.

By:	/s/ Jeffrey S. Hackman
Jeffrey S. Hackman
President and Chief Executive Officer

cc:	Janeane Ferrari, Esq.

Loeb & Loeb LLP

Flora R. Perez, Esq.

Greenberg Traurig, P.A.